Filed by IBERIABANK Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended

Subject Company: Florida Bank Group, Inc.

Old Florida Bancshares, Inc.

Commission File No: 000-53813

Commission File No: 000-25756

MAKING THE MOST OF IT November 2014

Safe Harbor And Legend

Statements contained in this presentation which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These
forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in IBERIABANK Corporation’s periodic filings with the SEC.
In connection with the proposed mergers, IBERIABANK Corporation will file Registration Statements on Form S-4 that will contain proxy statement / prospectuses. INVESTORS AND SECURITY
HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/ PROSPECTUSES
REGARDING THE PROPOSED TRANSACTIONS WHEN THEY BECOME AVAILABLE, BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement / prospectuses and other documents containing information about
IBERIABANK Corporation, Florida Bank Group, Inc. and Old Florida Bancshares, Inc., without charge, at the SEC’s website at http://www.sec.gov. Copies of the proxy statement / prospectuses and the SEC filings that will be incorporated by reference in the proxy statement / prospectuses may also be obtained for free from the IBERIABANK Corporation website, www.iberiabank.com, under the heading “Investor Information”.
This communication is not a solicitation of any vote or approval, is not an offer to purchase shares of Old Florida Bancshares, Inc. common stock or Florida Bank Group, Inc. common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in the proposed mergers with Florida Bank Group, Inc. and Old Florida Bancshares, Inc.  The issuance of
IBERIABANK Corporation common stock in the proposed mergers with Florida Bank Group, Inc. and
Old Florida Bancshares, Inc. would have to be registered under the Securities Act of 1933, as amended (the “Act”), and such IBERIABANK Corporation common stock would be offered only by means of prospectuses complying with the Act.

INTRODUCTION
Summary
•
Headquartered in Lafayette, Louisiana
•
Since 1887 – Oldest And Largest Louisiana-Based Bank
•
Diverse US Gulf Coast Presence – Texas To Florida
•
Pro Forma Assets Of Over $17 Billion
•
Pro Forma Market Capitalization Of Over $2.5 Billion
•
Strong Asset Quality Measures
•
Conservative And We Don’t Cut Corners
•
Limit Loan Concentrations
•
Asset Sensitive From An Interest Rate Risk Position
•
Large, Diverse Fee-Based Businesses
•
Completed Five FDIC-Assisted Transactions
•
Completed Five Live-Bank Transactions, With Two Pending
•
Executing Efficiency And Process Improvements

*Old Florida Bank Acquisition
*Florida Bank Group Acquisition
$17.4
$17.0
$16.0
$15.0
$14.0
$13.0
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
First Private Acquisition
Teche Federal Bank Acquisition
Trust One Bank Acquisition
Florida Gulf Bank Acquisition
Cameron State Bank Acquisition
Omni Bank Acquisition
Florida Trust Company Acquisition
Sterling Bank Acquisition
Orion Bank & Century Bank Acquisition
Capital South Bank Acquisition
ANB Financial Acquisition
Pocahontas Bancorp Acquisition
Pulaski Investment Corp. Acquisition
Alliance Bank Acquisition
American Horizons Bank Acquisition
LBA Savings Bank Acquisition
Purchased Branches From First Commerce Corp.
Jefferson Federal Savings Bank Acquisition
1887
1897
1903
1907
1914
1917
1927
1929
1937
1939
1947
1957
1967
1969
1977
1987
1997
2007
2014
Iberia Building Association Founded
First Aircraft Flight
World War I
Stock Market Crash
World War II
Man Walks On The Moon
IBERIABANK Celebrates 100 Years
*Pending

IBERIABANK Corporation

INTRODUCTION
Our Growth Path

ASSET GROWTH
1887-2014
•
Six-Fold Growth
Compared To The
Banking Industry
•
Asset Growth Is A
Function Of Both
Internal
(“Organic”) Growth
And Acquisitions
•
Averaged One Or
Two Acquisitions
Per Year
•
We Are Very
Selective
Regarding Our
Acquisition Targets

MEASURE	AVERAGE OVER PERIOD 2000-2013		
	U.S. PUBLICLY-TRADED BHCS	PUBLICLY-TRADED BHC PEERS	IBERIABANK CORPORATION
Total Asset Growth	6.8%	9.4%	16.4%
Return on Average Assets	0.46%	0.98%	0.98%
Return on Average Tangible Common Equity	7.30%	14.16%	15.44%
Nonperforming Assets-to-Total Assets	1.65%	1.12%	0.59%
Net Charge-Offs-to-Average Loans	0.48%	0.56%	0.25%
Operating EPS Growth	18.1%	15.7%	19.5%
Tangible Book Value Per Share Growth	3.8%	6.6%	10.5%
Cumulative Shareholder Return	139.9%	233.6%	690.3%

IBERIABANK Corporation

INTRODUCTION
Results Compared To Peers
•
Very Difficult Period: Credit & Interest Rate Cycles, Bank Crisis, Hurricanes
•
Since Year-End 1999, We Have Outperformed Peers In Many Aspects
•
Peers Include Both All Publicly Traded U.S. Bank Holding Companies And
$10 To $30 Billion-Asset Publicly Traded Bank Holding Companies

Source: SNL Financial

INTRODUCTION
Strategic Goals And Executive Compensation
• Key Long-Term Financial Goals
Through 2016 Are As Follows:
Return on Average Tangible Equity
of 13% To 17%
Tangible Efficiency Ratio Of 60% Or
Less
Asset Quality In The Top 10% Of
Our Peers
Double-Digit Percentage Growth In
Fully-Diluted Operating EPS
• Company Continues To Focus On
Improving Operating Efficiency And
Profitability

STRATEGIC GOALS EXECUTIVE COMP CHANGES
• Executive Compensation
Programs Were Redesigned To
Align With Strategic Goals,
Profitability Focus, And
Shareholder Value Creation
• Short-Term Incentive Programs
Place Greater Emphasis On Pre-
Established Performance
Objectives (As Opposed To
Discretionary Objectives)
• Long-Term Incentive Programs
Place Greater Emphasis On
Performance-Based Metrics (As
Opposed To Time-Based Metrics)

PRIMARY FOCUS “ ” Things do not change, we do. - Henry David Thoreau 7

110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
Tangible Efficiency Ratio
102.4%
79.0%
72.0%
66.4%
Reported
Operating Basis
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation

QUARTERLY EFFICIENCY RATIOS
PRIMARY FOCUS
Operating Efficiency Initiative
•
In Early 2013, Projected
Pre-Tax Savings Of $21
Million On An
Annualized Run-Rate
Basis, Or $0.46 Per
Share After-Tax
Annually
•
During 2013, Achieved
More Than $24 Million
Annualized Pre-Tax
Run-Rate Savings
•
In 2014, Another
Initiative Is Projected To
Achieve An Additional
$10.7 Million In Run-
Rate Savings: Through
3Q14, 85% Of Savings
Achieved

Locations

IBERIABANK Branches	186
IBERIABANK Mortgage Locations	58
Title Insurance Offices	22
IBERIA Wealth Advisor Locations	8
IBERIA Capital Partners Locations	1
IBERIABANK Loan Production Offices	3
Subtotal Offices: 278	
Florida Bank Group	13
Old Florida Bancshares	14
Total Proforma Offices: 305	

St. Louis
Idaho Falls
Northwest Arkansas
Northeast Arkansas
North Central Arkansas
Memphis
Mississippi
Central Arkansas/ Little Rock
Huntsville
Birmingham
Atlanta
Dallas
Shreveport
NE Louisiana/ Monroe
Prattville
Columbus
Warner Robins
Montgomery
Alexandria
Opelousas
Lafayette
Baton Rouge
Mobile
Jacksonville
Tallahassee
Houston
Lake Charles
Acadiana
Morgan City
Houma
New Orleans/ Northshore
DeLand
Orlando
Tampa
Bradenton
Sarasota
Cape Coral
Fort Myers
Estero
Naples
West Palm Beach
Ft. Lauderdale
Marathon
Key West

Legend

- IBERIABANK
- Florida Bank Group
- Old Florida Bancshares
- IBERIABANK Mortgage
- Lenders Title Company/United Title & American Abstract
- IBERIA Wealth Advisors
- IBERIA Capital Partners

PRIMARY FOCUS
Optimize Client Distribution Points
•
Enhanced Mobile
Banking And
Technological
Enhancements

•
Opened Two
Branches In 2Q14
And One Branch In
3Q14
•
Closed Three
Branches In 2Q14
•
Adding Two
Additional Branch
Openings By Year-
End 2014
•
Added 14 Branches
From Three
Acquisitions, Net Of
Consolidations, In
The First Half Of
2014

$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
Average Quarterly Volume ($ in Millions)
$10,450
$4,260
$2,437
$670
Covered Loans*
Noncovered Loans
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

** Assets covered under FDIC loss share protection plus FDIC Indemnification assets*

IBERIABANK Corporation

FDIC & NON-FDIC LOAN TRENDS
PRIMARY FOCUS
Continue FDIC Loan Resolution
•
Through The Third Quarter
Of 2014, FDIC-Covered
Loans Declined $270
Million, Or 29%
•
The FDIC Loss Share
Receivable Declined $67
Million, Or 42%
•
Certain FDIC Loss Share
Programs Will Begin To
Expire In 2014
•
To Date, Credit Results
Were Substantially Better
Than We Expected

COMMERCIAL COMMITMENT TRENDS
PRIMARY FOCUS
Grow High-Quality Client Base
•
Aggregate Year-To-Date
Loan Growth Of $1.6 Billion,
Or 17%, Through Third
Quarter Of 2014
•
Legacy Loan Growth Was
$892 million, Or 11% (14%
Annualized), Through Third
Quarter Of 2014
•
Notable Strength In:
Houston
Birmingham
New Orleans
Baton Rouge
Memphis
•
Unfunded Commitments And
Unused Lines Grew $241
Million, Or 8% Since Year-
End 2014

---------------------------Year Ends ------------------------------

PRIMARY FOCUS
Execute Small Business & Retail Initiatives
•
In 2012, We Launched A
Restructuring Of The Small
Business Lending Process
•
Additional Bankers Were Added In
2013 To Increase Small Business
Loan Volume
•
We Host A Small Business
Website, Titled “Small Business
Insights”
At www.iberiabank.biz
•
Gaining Retail Branch Efficiency
•
In 2013, Deployed 23 Cash Teller
Recyclers (Gaining Speed Of
Transactions And Efficiencies)
•
Digital Banking Services Through
Mobile Apps For iPhone, Android,
And Our New iPad App
•
Recently Added Mobile Deposit
Capture Service – Allows Clients
To Make Deposits By Scanning
Checks Quickly And Easily On
Their Smartphones
SMALL BUSINESS RETAIL BANKING

PRIMARY FOCUS
Revenue Growth From Fee Income Businesses

Full Year
2013 vs.
2012
3Q
2014 vs.
3Q 2013
IBERIA Capital Partners +63% +64%
IBERIA Wealth Advisors +26% -3%
IBERIA Financial Services -7% +12%
Treasury Management +31% +22%
IBERIABANK Mortgage Company -18% -16%
Lenders Title Company -2% +2%

50%
40%
30%
20%
10%
0%
-10%
IBKC
S&P Banks
42%
38%
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14

STOCK PRICE TREND SINCE
YEAR-END 2012
PRIMARY FOCUS
Improve Shareholder Returns
•
After Many Poor Years, 2013 Was
An Outstanding Year For Many
Bank Stocks
•
In 1Q14, Adjustment In FDIC Loss
Share Accounting Resulted In A
Near-Term Negative Impact To
Share Price
•
In 2Q14, Subsequent Efficiency
Improvements Resulted In
Rebound In Market Price
•
From Year-End 2012 Through
October 29, 2014, Our Total
Shareholder Return Was 43%.
Since Year-End 1999, Our
Annualized Total Return was 15%

Indexed results through October 29, 2014
Source: Bloomberg

L O N G - T E R M P E R S P E C T I V E “ ” 15 Our favorite holding period is forever. - Warren Buffett

1400%
1200%
1000%
800%
600%
400%
200%
0%
U.S. Commercial Banks
IBERIABANK Total Loans
IBERIABANK Organic Loans
Acadiana Bancshares
Alliance
American Horizons
Pocahontas & Pulaski
ANB Financial
CapitalSouth
Century & Orion
Sterling
OMNI & Cameron
Florida Gulf
Trust One
Teche & First Private
1228%
579%
124%
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07
4Q07
2Q08
4Q08
2Q09
4Q09
2Q10
4Q10
2Q11
4Q11
2Q12
4Q12
2Q13
4Q13
2Q14

IBERIABANK Corporation

Data indexed at December 31, 1999
Organic loan growth excludes the impact of loan runoff on the FDIC covered loan portfolio.
LOAN GROWTH
1999 - September 2014
LONG-TERM PERSPECTIVE
Loan Growth Compared To Industry
•
Between 2007 And
2012, We Tripled
Our Total Loans
•
Since 1999, Our
Organic Loan
Growth Was Four
Times Higher Than
The Banking Industry
•
Average Loans Up
13% In 2013 Versus
2012
•
Pending Florida
Bank Group And Old
Florida Bancshares
Acquisitions Will Add
Approximately $1.4
Billion in Total Loans

Source: Federal Reserve Board

9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
IBERIABANK Corporation
U.S. Commercial Banks
5.53%
4.92%
5.22%
4.69%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation

AVERAGE LOAN YIELD
1996 - September 2014
LONG-TERM PERSPECTIVE
Loan Yield Trends Compared To Industry
•
Loan Yield Was
Consistent With
Industry Until 2010
•
Higher Yield After
That Period Due, In
Part, To FDIC Loss
Share Asset Yields
•
Favorable Loan
Yield Trend In The
Second Half Of
2013

Source: SNL Financial

U.S. Commercial Banks
IBERIABANK Total Core Deposits
IBERIABANK Organic Core Deposits
Teche & First Private
1891%
Trust One
Florida Gulf
OMNI & Cameron
Sterling
Century & Orion
1066%
CapitalSouth
ANB Financial
Pocahontas & Pulaski
American Horizons
Alliance
Acadiana Bancshares
193%
2000%
1800%
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07
4Q07
2Q08
4Q08
2Q09
4Q09
2Q10
4Q10
2Q11
4Q11
2Q12
4Q12
2Q13
4Q13
2Q14

Data indexed at December 31, 1999

IBERIABANK Corporation

CORE DEPOSIT GROWTH
1999 - September 2014
Core Deposit Growth Compared To Industry
LONG-TERM PERSPECTIVE
•
Between 2007 And
2012, We Tripled Our
Total Deposits
•
Five-Fold Growth In
Organic Core Deposits
Versus Industry
•
Average Total Deposits
Up 10% In 2013 Versus
2012
•
Strong Average Non-
Interest Bearing Deposit
Growth (Up 29%)
•
Pending Florida Bank
Group And Old Florida
Bancshares Acquisitions
Will Add Approximately
$1.4 Billion in Core
Deposits

Source: Federal Reserve Board

4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
IBERIABANK Corporation
U.S. Commercial Banks
0.33%
0.29%
0.30%
0.25%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation

AVERAGE COST OF DEPOSITS
1996 - September 2014
LONG-TERM PERSPECTIVE
Deposit Cost Trends Compared To Industry
•
Our Deposit Costs
Have Generally
Kept Pace With
Industry Deposit
Cost Structure
•
In 2013, We Were
Approximately On
Par With Industry
•
Part Of Cost
Reduction Was
Due To Favorable
Deposit Mix
Improvement
(More Non-interest
Bearing Deposits)

Source: SNL Financial

Loans By State Deposits By State
LONG-TERM PERSPECTIVE
Geographic Diversification
•
Prior To 2007, 100% Of Loans And Deposits In Louisiana, Nearly All Of
Which Were Concentrated In Four Markets
•
On A Pro Forma Basis Louisiana Loans and Deposits Will Account For
Approximately 43% and 46, Of Total Franchise, Respectively
•
Pro Forma Of Pending Acquisitions Florida Will Account For 20% Of
Total Loans And 27% Of Total Deposits
•
Provides Significant Client Geographic Diversification

IBERIABANK loan and deposit information pro forma giving effect to pending acquisitions  of
Florida Bank Group, Inc. and Old Florida Bancshares, Inc.

Summary Trends
LONG-TERM PERSPECTIVE
• Doubled In Size Between
1999 And The Time Of
Hurricane Katrina
• Four-Fold Increase In
Size Post-Katrina
• More Geographic And
Client Diversification
• Expansion Into
Significant Growth
Markets
• Paid Quarterly Cash
Dividends For 76
Consecutive Quarters
Pre-Historic
Era
Hurricane
Katrina Era
Recent Time
Period

* trailing twelve months
Total Loans $0.8 billion $1.9 billion $11.1 billion
Total Deposits $1.1 $2.2 $12.4
Total Assets $1.4 $2.9 $15.5
Market Capitalization $86 million $487 million $2.1 billion
Mortgage Loan Production < $50 million $235 million $1.6 billion *
Locations 43 44 278
MSAs Served 3 5 25
Associates (full-time equivalent) 535 686 2,703
Advisory Boards None 5 13
Shareholders of Record 1,140 1,700 2,890
Analyst Coverage 2 10 11
Top 3 Shareholders 23.0% 14.0% 16.0%
Period-End Share Price 11.00 $ 51.01 $ 62.51 $
Tangible Book Value Per Share 9.95 $   17.07 $ 37.41 $
Price to Tangible BVS 1.11 times 2.99 times 1.67 times
Operating Earnings Per Share 1.28 $   2.24 $  3.61 $  *
Annual Dividends Per Share 0.53 $   1.00 $  1.36 $
Dividend Payout Ratio 41% 45% 38%
Year-End
1999
Year-End
2005
September 30,
2014

PLANTING SEEDS The difference between ordinary and extraordinary is that little extra. - Jimmy Johnson “ ” 22

IBERIABANK Mortgage
Mortgage Industry
200%
150%
100%
50%
0%
-50%
-100%
% Change in Mortagge Loan Originations Since 1Q 2008
84%
-34%
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation

PLANTING SEEDS
IBERIABANK Mortgage Company
Overall Industry Changes:
What We Are Doing:
QUARTERLY MORTGAGE LOAN ORIGINATION GROWTH
(% Change Since 1Q 2008)
23 Source: Mortgage Bankers Association 3Q14
• Mortgage Market Is Smaller
From The Peak
• Fewer Players
• Regulatory Risk And Burden
Is Increasing
• GSE Reform On The
Horizon
• Digital And Internet Impact
• Recruiting And Retaining
Experienced High Performing
Originators
• Working Closer With
Branches
• Improving Efficiency In
Processes And Staffing

$ in Millions
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
Companies Under Coverage
Total Revenues
21
34
41
45
54
58
60
57
61
68
72
77
100
69
78
77
2010 Q4
2011 Q1
2011 Q2
2011 Q3
2011 Q4
2012 Q1
2012 Q2
2012 Q3
2012 Q4
2013 Q1
2013 Q2
2013 Q3
2013 Q4
2014 Q1
2014 Q2
2014 Q3

IBERIABANK Corporation

PLANTING SEEDS
IBERIA Capital Partners
ICP REVENUES AND EQUITY
RESEARCH COVERAGE
• ICP Started in 4Q10
• In 2013, ICP
Launched Coverage
On 39 Energy-
Related; By Year-
End, ICP Had
Research Coverage
On 100 Companies
• In 2013, Completed
23 Equity And Fixed
Income Investment
Banking
Transactions
• ICP Turned
Profitable in 2013

$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
$850
$800
$750
$700
$650
$600
$550
$500
Oustanding Balance ($ in millions)
$1,201
$553
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14

IBERIABANK Corporation

SMALL BUSINESS LOAN VOLUME TRENDS
PLANTING SEEDS
Small Business Initiative
• Economy Is Improving,
Leading To An Increase In
Small Business Loan
Demand
• Hired Additional Business
Bankers
• Trained And Focused
Branch Managers On
Serving And Calling On
Small Businesses
• Built Out Underwriting
Platform
• Favorable Loan Growth

Acquired approximately $250
million in small business loans
from Teche in 2Q14

THE RIGHT PARTNERS “ ” Few men have the virtue to withstand the highest bidder. - George Washington 26

Jacksonville
Live Oak
Perry
Apalachicola
Cross City
Gainesville
Ocala
Daytona Beach
Port Orange
Beverly Hills
Sanford
Pine Hills
Orlando
Merritt Island
Spring Hill
Kissimmee
Clearwater
Lakeland
Palm Bay
Winter Haven
Sebring
Fort Pierce
Port St Lucie
North Port
Port Charlotte
Belle Glade
Boynton Beach
Coral Springs
Hollywood
Fort Lauderdale
Pembroke Pines
Hialeah
• IBKC
Florida Bank Group

IBERIABANK Corporation

Florida Bank Group, Inc.
THE RIGHT PARTNERS

•
Announced October 3, 2014
•
In market and new-market acquisition of a Florida-based
commercial bank based in Tampa, Florida
•
As of September 30, 2014:
•
Total Loans: $324 million
•
Total Assets: $518 million
•
Total Deposits: $393 million
•
Total Equity:  $37 million common stock and $25
million in convertible preferred equity
•
Combination cash and common stock with aggregate cash
consideration not to exceed 50% of total consideration
•
$7.81 in cash per Florida Bank Group common share, and
•
Fixed exchange ratio of 0.149 of a share of IBKC common
stock for each Florida Bank Group share within price collars and floating exchange ratios outside of the collars
(1)
,
•
$87 million
(1)
for common stock outstanding based on IBKC
closing price of $62.61 on October 2, 2014
•
$17.14 per Florida Bank Group share outstanding
(1)
•
$3.5 million in cash liquidation value of options
•
Neutral to 2015 EPS and accretive thereafter
•
Slightly dilutive to TVBS (less than 1%)
•
IRR in excess of 20%
Shareholders’ With All Other
Equity Adjustments (2)
•
Price / Total Book: 142% 126%
•
Price / Tangible Book: 142% 126%
Adds 13 branches in Florida – eight offices in Tampa, three in
Jacksonville, one in Sarasota and one in Tallahassee
(1) If the weighted average trading price of IBERIABANK common stock were to go below $56.79 per share, or to exceed $76.83 per share, over a specified period, the value of the common stock portion of the transaction would become fixed and the exchange ratio would float
(2) Assumes the impact of cash liquidation for options, reversal of $23.4 million of deferred tax asset valuation allowance, credit loss assumptions, interest rate adjustments and fair value marks to facilities

Notes:
(1) The agreement provides for a fixed exchange ratio with pricing collars that fix the value received by Old Florida’s shareholders if the weighted average trading price of IBERIABANK Corporation’s common stock were to decline below $57.31 per share, or exceed $70.05 per share, over a specified period
(2) Assumes common and preferred converted shares and no exercise of options outstanding
(3) Assumes all stock options outstanding are cashed out at consummation
•
Announced October 27, 2014
•
New-market acquisition of an Orlando, Florida-based
commercial bank
•
Adds 14 offices in Florida – 12 offices in Orlando and two
offices north of Tampa
As of September 30, 2014:
•
Total Loans: $1.1 billion
•
Total Assets: $1.4 billion
•
Total Deposits: $1.2 billion
•
Total Equity:  $146 million total shareholders’ equity
•
Tax-free, stock-for-stock exchange
•
Fixed exchange ratio of 0.34 share of IBKC common stock
for each Old Florida Bancshares, Inc. share within collars and floating exchange rations outside of collars
(1)
•
$238 million for total equity
(2)
outstanding based on IBKC’s
closing price of $64.13 on October 23, 2014
•
$21.80 per Old Florida common share outstanding
(2)
•
Estimated $21 million in cash liquidation value of all options outstanding
(3)
•
Approximately 2% accretive to EPS in 2016 and 3% accretive
in 2017
•
TBVS dilution of approximately 2% at consummation
•
TBVS breakeven in less than four years
•
IRR in excess of 20%
THE RIGHT PARTNERS

Old Florida
Bancshares, Inc.
Shareholders’ Aggregate Value
Equity
(2)
Including Options
(3)
•
Price / Total Book: 163% 178%
•
Price / Tangible Book: 170% 185%

THIRD QUARTER 2014 We cannot direct the wind, but we can adjust the sails. - Bertha Calloway “ ” 29

$ in Millions
650
550
450
350
250
150
50
(50)
97
6
(15)
37
23
(5)
14
64
149
246
243
165
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14

SEASONAL INFLUENCES
Quarterly Organic Loan Growth

• First quarter of each year tends to exhibit
slower loan growth than other quarters
• 3Q14 organic loan growth of $348 million,
down $34 million, or 10%, compared to
2Q14 growth

$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Former Bank-Related Properties
Legacy
Non-Covered Acquired
Covered Acquired
4Q11 $737 $58 $72 $6
1Q12 $682 $58 $68 $4
2Q12 $635 $63 $62 $5
3Q12 $561 $74 $62 $4
4Q12 $520 $71 $66 $9
1Q13 $459 $67 $66 $9
2Q13 $403 $64 $68 $8
3Q13 $350 $56 $65 $11
4Q13 $252 $46 $64 $9
1Q14 $221 $43 $50 $9
2Q14 $171 $54 $50 $19
3Q14 $146 $52 $49 $13

IBERIABANK Corporation

THIRD QUARTER 2014 – OVERVIEW
Non-Performing Asset Trends

NPA determination based on regulatory guidance for Acquired portfolios
3Q14 includes $13 million of bank-related properties reclassified to OREO

30%
25%
20%
15%
10%
5%
0%
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
11%
12%
15%
15%
16%
17%
18%
19%
18%
19%
19%
23%
24%
25%
25%
26%
$0.9
$0.9
$1.3
$1.4
$1.5
$1.6
$1.7
$1.9
$2.0
$2.0
$2.1
$2.5
$2.6
$2.7
$3.0
$3.2
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation

THIRD QUARTER 2014 – OVERVIEW
Non-Interest Bearing Deposits

% of Total Deposits
•
$110 million of
incremental non-
interest-bearing
deposit growth or
+4% (+14%
annualized) in
3Q14
•
Top 3Q14 non-
interest-bearing
deposit growth
markets include
Houston, Baton
Rouge, New
Orleans,
Birmingham and
Sarasota
$ in billions
Non-interest-bearing deposits at period-end

Mortgage Non-Interest Income
$ 15,202
$ 12,356
$ 10,133
$ 17,957
$ 12,814
19,500
14,500
9,500
4,500
(500)
(5,500)
$, Thousands
3Q 2013
4Q 2013
1Q 2014
2Q 2014
3Q 2014
Cash revenue
Net Market Value Adjustment
Servicing Income

Volumes and Sales Margin*
on Mortgage Loans Sold
Origination and Sold Balances $, Millions
% Margin
$600
$500
$400
$300
$200
$100
$0
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
$505
$561
$404
$377
$313
$311
$436
$395
$456
$488
3Q 2013
4Q 2013
1Q 2014
2Q 2014
3Q 2014
Originations
Sold
Cash Margin
* Excludes market value adjustments

Pipeline + Loans HFS
(Period End)
$ millions
$ 277
$ 233
$ 289
$ 358
$ 318
$400
$300
$200
$100
$0
3Q 2013
4Q 2013
1Q 2014
2Q 2014
3Q 2014
Pipeline
Loans HFS

IBERIABANK Corporation

SEASONAL INFLUENCES
Mortgage Income

•
Mortgage 3Q14 Non-Interest Income of $12.8
million is $5.1 million lower than 2Q14 driven by
•
$7.0 million lower market value adjustment
gains (-$4.5 million recognized in 3Q14
versus +$2.5 million in 2Q14)
•
$1.8 million higher gains on increased sales
volume (+24%) and higher sales margins
(+6%)
•
$62,000 higher servicing income
•
Loan originations were up $20 million in 3Q14 to
$456 million from $436 million in 2Q14 (+5%)
•
The Pipeline plus Loans HFS at September 30th
was 11% lower than at June 30, 2014

$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
Total Revenues ($ in Millions)
IBERIA Capital Partners
IBERIA Wealth Advisors
IBERIA Financial Services
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation™

SEASONAL INFLUENCES
Capital Markets And Wealth Management

•
ICP revenues of
$2.7 million, or -9%,
compared to 2Q14
•
IWA revenues of
$1.5 million, or -4%,
compared to 2Q14
•
IFS revenues of $2.6
million, or +4%,
compared to 2Q14
•
ICP currently
provides research
coverage on 77
public energy
companies
•
IWA assets under
management
increased  $5 million
to $1.2 billion on
September 30, 2014

Summary
IBERIABANK Corporation

• Longevity and Experience
• Economically Vibrant Legacy Markets
• Diversified Markets and Revenues
• Multiple Growth Engines (Organic and M&A)
• Disciplined, Yet Opportunistic
• Exceptional Asset Quality
• Outsized FDIC Loss Share Protection
• Tremendous Capital Strength
• Funded By Stable Core Deposits
• Asset-Sensitive (Interest Rate Risk Position)
• Unique Business Model
• Favorable Risk/Return Trade-Off

IBERIABANK
Corporation™

Member FDIC EQUAL HOUSING LENDER

APPENDIX I skate where the puck is going to be, not where it has been. 37 - Wayne Gretzky

APPENDIX
Performance Metrics – Quarterly Trends

• Average earning
assets up $1.3
billion (+10%)
• T/E net interest
income up $12
million (+11%)
• Provision for loan
losses of $6 million:
• Legacy net charge-
offs: $2.1 million
(0.09% annualized
rate)
• Covered and
acquired net charge
offs: $0.1 million
(0.02% annualized
rate)
• Legacy provision for
loan losses: $4.0
million
9/30/2013 12/31/2013 3/31/2014 6/30/2014 9/30/2014
Net Income ($ in thousands) 23,192 $  25,604 $    22,395 $  18,548 $  29,744 $  60%
Per Share Data:
Fully Diluted Earnings 0.78 $       0.86 $         0.75 $       0.60 $       0.89 $       48%
Operating Earnings (Non-GAAP) 0.83 0.87 0.73 0.96 1.00 4%
Pre-provision Operating Earnings  (Non-GAAP) 0.89 0.97 0.78 1.06 1.11 5%
Tangible Book Value 37.00 37.17 37.59 37.41 37.91 1%
Key Ratios:
Return on Average Assets 0.71% 0.77% 0.68% 0.53% 0.76% 23 bps
Return on Average Common Equity 6.08% 6.62% 5.83% 4.56% 6.52% 196 bps
Return on Average Tangible Common Equity (Non-GAAP) 8.74% 9.43% 8.36% 6.62% 9.68% 306 bps
Net Interest Margin (TE)
(1)
3.37% 3.52% 3.54% 3.48% 3.47% (1) bps
Tangible Operating Efficiency Ratio (TE)
(1)
(Non-GAAP) 73.0% 69.9% 73.6% 68.3% 66.4% (182) bps
Tangible Common Equity Ratio (Non-GAAP) 8.64% 8.55% 8.61% 8.46% 8.47% 1 bps
Tier 1 Leverage Ratio 9.65% 9.70% 9.61% 10.03% 9.22% (81) bps
Tier 1 Common Ratio (Non-GAAP) 10.95% 10.55% 10.44% 10.33% 10.34% 1 bps
Total Risk Based Capital Ratio 13.28% 12.82% 12.69% 12.43% 12.42% (1) bps
Net Charge-Offs to Average Loans
(2)
0.02% 0.07% 0.05% 0.04% 0.09% 5 bps
Non-performing Assets to Total Assets
(2)
0.66% 0.61% 0.49% 0.53% 0.46% (7) bps
(1)
Fully taxable equivalent basis.
(2)
Excluding FDIC Covered Assets and Acquired Assets.
For Quarter Ended: Linked Quarter
%/Basis Point
Change

APPENDIX
Financial Summary – 3Q14

• Reported EPS of $0.89 and non-GAAP operating EPS of $1.00
• Tax equivalent net interest income increased $12.0 million, or 11% from 2Q14, while average earning assets increased $1.3 billion, or 10%
• Branch and systems conversion of First Private Bank completed over the weekend of September 6-7,
2014
• Legacy loan growth:
• Legacy deposit growth:
• Net interest margin decreased one basis point to 3.47% from June 30, 2014, due mainly to a one basis point increase in the yield on earning assets offset by a three basis point increase in cost of funds --
within previously disclosed guidance range of 3.45% to 3.50%
• Operating tangible efficiency ratio improved from 68.3% to 66.4%
• Tax-equivalent operating revenues increased $9.1 million, or 6%, on a linked quarter basis while operating expenses increased $3.4 million, or 3%, resulting in improved operating leverage
$348 million since June 30, 2014 (+16% annualized), including $146 million of Commercial and $202 million of Small Business and
Consumer
Growth in the loan portfolio was balanced with 58% Retail and Small
Business and 42% Commercial
$397 million since June 30, 2014 (+13% annualized)
$110 million increase in non-interest bearing deposits (+14%
annualized)

$ in millions
$51.0
$49.0
$47.0
$45.0
$43.0
$41.0
$39.0
$37.0
48.0
2.0
0.3
(5.1)
(0.2)
0.1
0.6
45.7
Non-Interest Income 2Q14
Deposit Service Charges
Title Income
Mortgage Income
Sales Commission
All Other Operating Changes
Non Operating Income
Non-Interest Income 3Q14
IBERIABANK Corporation

APPENDIX Non-Interest Income – 3Q14 Components 40 • Operating non-interest income decreased $2.9 million, or -6%, on a linked quarter basis

• Deposit service charge income increased $2.0 million or 24%
• ATM/Debit card fee income increased $0.4 million or 12%
• Title revenue increased $0.3 million, or 6%
• Mortgage income decreased $5.1 million or 29%
• Decreased broker commissions income of $0.2 million or -3%
• Gains on sale of investments increased $0.6 million
APPENDIX
Non-Interest Income Trends

3Q14 originations up 5% from 2Q14
Refinancings were 25% of production, up from
13% in 2Q14
Sales up 24% in 3Q14
Margins 6% higher in 3Q14
Pipeline of $170 million at quarter-end, down
6% as compared to June 30, 2014.  At
October 10, 2014, the locked pipeline was
$194 million or +8% over September 30, 2014
Non-interest Income ($000s) 3Q13 4Q13 1Q14 2Q14 3Q14 $ Change % Change
Service Charges on Deposit Accounts 7,512 $       7,455 $       7,012 $       8,203 $       10,205 $    2,002 $       24%
ATM / Debit Card Fee Income 2,476          2,493          2,467          2,937          3,287          350             12%
BOLI Proceeds and CSV Income 908             900             934             934             1,047          113             12%
Mortgage Income 15,202        12,356        10,133        17,957        12,814        (5,143)         -29%
Title Revenue 5,482          4,327          4,167          5,262          5,577          315             6%
Broker Commissions 3,950          4,986          4,048          5,479          5,297          (182)            -3%
Other Noninterest Income 7,720          6,179          5,129          7,182          6,854          (328)            -5%
Noninterest income excluding non-operating income 43,250        38,696        33,890        47,954        45,081        (2,873)         -6%
Gain (Loss) on Sale of Investments, Net 13               19               19               8                  582             574             6797%
Other Non-operating income -              -              1,772          1                  -              (1)                 -100%
Total Non-interest Income 43,263 $    38,715 $    35,681 $    47,963 $    45,663 $    (2,300) $      -5%
3Q14 vs. 2Q14

$ in millions
$135.0
$130.0
$125.0
$120.0
$115.0
$110.0
$105.0
$100.0
127.4
3.0
1.5
0.9
(0.8)
(1.0)
(4.2)
(8.7)
2.0
120.1
Non-Interest Expense 2Q14
Impairment of Long Lived Assets
Credit/Loan Related
Hospitalization Expense
FDIC Clawback Liability
Other Salaries and Benefits
Severance
Merger-Related
All other
Non-Interest Expense 3Q14

IBERIABANK Corporation

APPENDIX
Non-Interest Expense –3Q14 Components

• Non-operating
non-interest
expense of $6.4
million before-tax,
or $4.2 million
after-tax or $0.12
per share
• Operating non-
interest expense
increased $3.4
million, or 3%, on
a linked-quarter
basis
• $1.7 million of the
operating
expense increase
was due to the
full quarter impact
of Teche and
First Private

APPENDIX
Non-Interest Expense Trends

Linked quarter increases/decreases of:
Salary and benefits expense $0.4 mil
Credit/Loan related expense 1.5
Hospitalization expense 1.0
Other Incentives (1.6)
Increased due to the timing and consummation of Teche and
First Private added approximately $1.7 million in operating
expenses in 3Q14
• Non-interest expenses excluding non-operating items up
$3.4 million, or 3%, as compared to 2Q14
• Total expenses down $7.3 million, or -6%, in 3Q14
• Severance expense down $4.2 million, mostly related to
Teche acquisition
• Impairment of long-lived assets up $3.0 million
• Merger-related expense decreased $8.7 million
• Operating Tangible Efficiency Ratio of 66.4%, down 190 bps
Non-interest Expense ($000s) 3Q13 4Q13 1Q14 2Q14 3Q14 $ Change % Change
Mortgage Commissions 4,238 $       3,169 $       2,215 $       3,481 $       3,912 $       431 $          12%
Hospitalization Expense 4,303          3,899          3,944          3,661          4,611          950             26%
Other Salaries and Benefits 50,140        52,108        53,582        55,921        54,898        (1,023)         -2%
Salaries and Employee Benefits 58,681 $    59,176 $    59,741 $    63,063 $    63,421 $    358 $          1%
Credit/Loan Related 5,248          2,776          3,560          3,093          4,569          1,476          48%
Occupancy and Equipment 13,863        13,971        13,775        13,918        14,580        662             5%
Amortization of Acquisition Intangibles 1,179          1,177          1,218          1,244          1,493          249             20%
All Other Non-interest Expense 26,933        25,328        27,328        28,913        29,602        689             2%
Nonint. Exp. (Ex-Non-Operating Exp.) 105,904 $  102,428 $  105,622 $  110,231 $  113,666 $  3,435 $       3%
Severance 554             216             119             5,466          1,226          (4,240)         -78%
Occupancy and Branch Closure Costs 594             -              17               14               -              (14)              -100%
Storm-related expenses -              -              184             4                  1                  (3)                -78%
Impairment of Long-lived Assets, net of gains on sales 977             (225)            541             1,241          4,213          2,972          239%
Provision for FDIC clawback liability 667             -              -              -              (797)            (797)            100%
Debt Prepayment -              -              -              -              -              -              0%
Termination of Debit Card Rewards Program -              (311)            (22)              -              -              -              0%
Consulting and Professional (630)            -              -              -              -              -              0%
Merger-Related Expenses 85               566             967             10,419        1,752          (8,667)         -83%
Total Non-interest Expense 108,152 $  102,674 $  107,428 $  127,375 $  120,060 $  (7,315) $     -6%
Tangible Efficiency Ratio - excl Nonop-Exp 73.0% 69.9% 73.6% 68.3% 66.4%
3Q14 vs. 2Q14

APPENDIX
Legacy Credit Portfolio

Asset Quality Summary
(Excludes FDIC covered assets and all acquired loans)
•
NPAs equated to
0.46% of total assets,
down 7 bps compared
to 2Q14.  Includes
$13 million of bank-
related properties
•
$67 million in
classified assets
(down $0.3 million
from 2Q14)
•
Legacy net charge-
offs of $2.1 million, or
an annualized rate of
0.09% of average
loans
•
$4 million provision
for legacy franchise in
3Q14
     ($ thousands)
9/30/2013 6/30/2014 9/30/2014
Non-accrual Loans 43,838 $    34,187 $    38,060 $    -13% 11%
OREO
30,607       34,794       23,477       -23% -33%
Accruing Loans 90+ Days Past Due
1,418        20             4
-100% -78%
Non-performing Assets 75,863       69,001       61,542       -19% -11%
Note: NPAs excluding Former Bank Properties 65,345       50,415       48,808       -25% -3%
Past Due Loans
57,662       48,189       50,505       -12% 5%
Classified Loans 78,059       67,796       67,462       -14% 0%
Non-performing Assets/Assets 0.66% 0.53% 0.46% (20)        bps (7)           bps
NPAs/(Loans + OREO)
0.98% 0.78% 0.67% (31)        bps (11)        bps
Classified Assets/Total Assets
0.66% 0.52% 0.50% (16)        bps (2)           bps
(Past Dues & Nonaccruals)/Loans
0.75% 0.55% 0.55% (20)        bps 0            bps
Provision For Loan Losses 2,868 $      3,004 $      4,022 $      40% 34%
Net Charge-Offs/(Recoveries)
303             759             2,131          604% 181%
Provision Less Net Charge-Offs
2,565 $      2,245 $      1,891 $      -26% -16%
Net Charge-Offs/Average Loans 0.02% 0.04% 0.09%
7            bps 5            bps
Allowance For Loan Losses/Loans 0.83%
0.80%
0.79% (4)           bps (1)           bps
Allowance For Credit Losses/Loans 0.99%
0.93%
0.92% (7)           bps (1)           bps
For Quarter Ended: % or Basis Point Change
Year/Year Qtr/Qtr

APPENDIX
Capital Ratios

• The decline in Tier 1 leverage ratio in 3Q14 was due to the manner in which the leverage ratio is calculated using capital in the numerator at period-end and average total assets in the denominator
• Commencing in 2015, the Company will experience a 50% phase-out of Tier 1 capital treatment for its trust preferred securities with no commensurate change in total regulatory capital
• In addition, by year-end 2014, the Company will experience the expiration of FDIC loss share protection on non-single family loans associated with three FDIC–assisted transactions
•
Change in Tier 1
Leverage ratio due to
estimated impact of
acquisitions on average
total assets used in
calculations
Estimated Future Impacts:
•
Anticipated 50% phase-
out of trust preferred
securities beginning in
2015
•
Expiration of loss share
coverage on three FDIC-
assisted transactions
Q2 2014 Q3 2014
Well
Capitalized
Minimum
Tier 1 Leverage 10.03% 9.22% (81) bps 5.00%
Tier 1 Risk Based 11.23% 11.23% 0 bps 6.00%
Tier 1 Common Risk Based 10.33% 10.34% 1 bps 3.00%
Total Risk Based 12.43% 12.42% (1) bps 10.00%
Tangible Common Equity / Tangible Assets 8.46% 8.47% 1 bps N/A
IBERIABANK Corporation Capital Ratios Change
Estimated Proforma Impact on 3Q 2014 Capital Ratios
Phase out of Trust Preferred Securites (50% Phase Out) (36) bps (45) bps - bps
End of Loss Share - certain covered assets - bps (14) bps (17) bps
Total Impact (36) bps (59) bps (17) bps
Total Risk Based Tier 1 Risk Based Tier 1 Leverage

3.60%
3.55%
3.50%
3.45%
3.40%
3.35%
3.30%
3.25%
Net Interest Margin - As Reported
Non-GAAP Cash Margin
3Q13
4Q13
1Q14
2Q14
3Q14

APPENDIX
Non-GAAP Cash Margin

•
Adjustments represent accounting
impacts of purchase discounts on
acquired loans and related accretion
as well as the I/A and related
amortization on the covered portfolio
Balances, as
Reported Adjustments As Adjusted
3Q13
Average Balance 11,674,648     (199,543.31)    11,475,104
Income 97,452           101                97,554
Rate 3.37% -0.01% 3.35%
4Q13
Average Balance 11,853,895     (192,574.05)    11,661,322
Income 103,438          (2,061)            101,377
Rate 3.52% -0.02% 3.49%
1Q14
Average Balance 12,088,182     (171,440.32)    11,916,741
Income 104,408          (2,517)            101,890
Rate 3.54% -0.10% 3.44%
2Q14
Average Balance 12,693,217     (156,606)         12,536,611
Income 108,979          687                109,665
Rate 3.48% 0.01% 3.49%
3Q14
Average Balance 13,990,968     (157,213)         13,833,755
Income 121,041          (3,544)            117,497
Rate 3.47% -0.12% 3.35%

Other Consumer 3%
Mortgage 14%
Commercial 58%
Automobile 8%
Home Equity 14%
Small Business 3%

Other Consumer 3%
Mortgage 10%
Automobile 5%
Home Equity 14%
Small Business 11%
Commercial 57%

IBERIABANK Corporation

APPENDIX
Loan Growth Since Year-End 2008

December 31, 2008
$3.7 Billion
September 30, 2014
$11.1 Billion
Acquired loans, net of discount +$4.0 billion
Acquired loan pay downs ($2.1 billion)
Legacy loan growth +$5.4 billion
Total net growth +$7.3 billion

Noninterest
15%
NOW
Accounts
21%
Savings/Mmkt
24%
Time Deposits
40%

- Noninterest
- NOW Accounts
- Savings/Mmkt
- Time Deposits

Time Deposits
17%
Noninterest
25%
NOW
Accounts
18%
Savings/Mmkt
40%

APPENDIX Deposit Growth Since Year-End 2008 48 December 31, 2008 $4.0 Billion • $8.4 billion growth in total deposits or +210% (+36% annualized) September 30, 2014 $12.4 Billion

APPENDIX
Small Business and Retail – 3Q14 Progress

• Small Business loan growth of $87 million, or +12%, on a linked-quarter basis
• Indirect loan growth of $3 million, or +1%, on a linked-quarter basis
• Consumer Direct & Mortgage loan growth of $128 million, or +7%, on a linked quarter basis
• Credit Card loan growth of $3 million, or +5%, on a linked quarter basis
• Checking account growth:
• Small Business checking accounts increased 13% year-over-year and an annualized 9% on a linked quarter basis
• Consumer checking accounts increased slightly year-over-year but decreased an annualized 6% on a linked quarter basis due to expected attrition from recently converted Teche portfolio
• Continued focus on productivity and efficiency of the delivery network – opened one branch in 3Q14, did not close any branches in 3Q14, and two additional branch openings targeted by year-end 2014
• Acceptance and usage of digital delivery continues to increase among our client base
Excludes acquired loans and deposits

APPENDIX
Market Highlights For 3Q14

• Competitive pressure remains strong for high quality commercial and business banking clients in terms of both pricing and structure
• Houston, New Orleans, Baton Rouge, Birmingham, and Huntsville showed strong commercial loan originations
• Total commitments originated during 3Q14 of $1.2 billion with 34% fixed rate and 66% floating rate
• Commercial loans originated and funded in 3Q14 totaled $445 million with a mix of 23% fixed and 77% floating ($775 million in commercial loan commitments during the quarter)
• Strong commercial pipeline in excess of $629 million at quarter-end
• Total Small Business loan growth of $66 million, or +6%, on a linked-quarter basis
• Period-end core deposit increase of $307 million, with non-interest bearing deposits up $110 million (up $309 million linked quarter growth on an average balance basis) – mainly as a result of the Teche and First Private acquisitions

2013-14
2012-13
2011-12
% Change in Mortgage Loan Locked Pipeline Since First Week of October
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-25%
-40%
-47%
10/4/13
11/4/13
12/4/13
1/4/14
2/4/14
3/4/14
4/4/14
5/4/14
6/4/14
7/4/14
8/4/14
9/4/14
10/4/14

IBERIABANK Corporation

APPENDIX
Weekly Locked Mortgage Pipeline Trends

•
Significant pipeline
declines in winter
months
•
Seasonal rebound
commences at the
start of each year
through spring
months into early
summer
•
Most recent decline
was 40% since
start of October
2013
•
2014 trending is
consistent with
prior years
•
Weekly locked
pipeline was $194
million at October
10, 2014, up 8%
since September
30, 2014

Millions
Retirement Contributions
Payroll Taxes
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
Total Expenses ($ in Millions)
$0.5
$4.6
$0.8
$3.4
$0.3
$2.8
$0.2
$2.5
$0.6
$4.3
$0.5
$3.4
$0.4
$3.3
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation

APPENDIX Payroll Taxes And Retirement Contributions 52 3Q14 includes full quarter of Teche and First Private results

Millions
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
Total Revenues ($ in Millions)
$4.0
$4.2
$4.5
$4.5
$4.1
$5.2
$7.1
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

IBERIABANK Corporation

APPENDIX Checking NSF-Related Charges 53 3Q14 includes full quarter of Teche and First Private results

APPENDIX
Non-Operating Items (Non-GAAP)

For The Quarter Ended
September 30, 2013 June 30, 2014 September 30, 2014
Dollar Amount Dollar Amount Dollar Amount
Pre-tax After-tax
(2)
Per share Pre-tax After-tax
(2)
Per share Pre-tax After-tax
(2)
Per share
Net Income (Loss) (GAAP) $     30,549 $      23,192 $         0.78 $     24,819 $     18,548 $         0.60 $      40,930 $     29,744 $         0.89
Non-interest income adjustments
Gain on sale of investments and other non-interest income (13) (8) (0.00) (9) (6) (0.00) (582) (378) (0.01)
Non-interest expense adjustments
Merger-related expenses 85 55 0.00 10,419 6,840 0.22 1,752 1,139 0.04
Severance expenses 554 360 0.01 5,466 3,553 0.11 1,226 797 0.02
(Gain) Loss on sale of long-lived assets, net of impairment 977 635 0.02 1,241 807 0.03 4,213 2,738 0.08
(Reversal of) Provision for FDIC clawback liability 667 434 0.01 - - - (797) (518) (0.02)
Other non-operating non-interest expense (36) (23) (0.00) 18 12 0.00 1 1 (0.00)
Operating earnings (Non-GAAP)
(3)
32,783 24,644 0.83 41,954 29,754 0.96 46,743 33,523 1.00
Covered and acquired impaired (reversal of) provision for loan losses (854) (555) (0.02) 1,744 1,134 0.04 1,692 1,100 0.03
Other (reversal of) provision for loan losses 2,868 1,864 0.07 3,004 1,953 0.06 4,022 2,614 0.08
Pre-provision operating earnings (Non-GAAP)
(3)
$     34,797 $      25,954 $         0.89 $      46,702 $     32,841 $        1.06 $      52,457 $     37,237 $        1.11
(dollars in thousands)
Non-operating adjustments equal to $5.8 million pre-tax or $0.11 EPS after-tax:
•
3Q14 Merger related expense of $1.8 million pre-tax or $0.04 EPS after-tax
•
3Q14 Severance expense of $1.2 million pre-tax or $0.02 EPS after-tax
•
Net impairment expense of $4.2 million pre-tax or $0.08 EPS after-tax
(1) Per share amounts may not appear to foot due to rounding.
(2) After-tax amounts estimated based on a 35% marginal tax rate.
•
Reversal of provisioning for FDIC clawback liability of $0.7 million pre-tax or $0.02 after tax
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(1)

APPENDIX
Expected Quarterly Re-Pricing Schedule

Excludes FDIC loans and receivable, non-accrual loans and market value adjustments
$ in millions
Note:  Amounts exclude re-pricing of assets and liabilities from prior quarters
4Q14 1Q15 2Q15 3Q15 4Q15
Cash Equivalents Balance 481.1 $      - $         - $         - $         - $
Rate 0.69% 0.00% 0.00% 0.00% 0.00%
Investments Balance 68.6 $       60.9 $       77.1 $       84.1 $       82.9 $
Rate 3.02% 2.97% 2.92% 2.75% 2.82%
Fixed Rate Loans Balance 200.2 $      145.0 $      158.9 $      177.3 $      150.6 $
Rate 4.94% 4.95% 5.05% 4.96% 4.91%
Variable Rate Loans Balance 4,840.3 $   35.4 $       40.4 $       44.4 $       17.5 $
Rate 3.28% 3.02% 3.11% 3.54% 3.36%
Held for Sale Loans Balance 148.5 $      - $         - $         - $         - $
Rate 3.52% 0.00% 0.00% 0.00% 0.00%
Time Deposits Balance 702.8 $      314.2 $      321.9 $      256.4 $      104.6 $
Rate 0.38% 0.62% 0.70% 0.80% 0.84%
Repos/ST Debt Balance 504.8 $      180.0 $      125.0 $      - $         - $
Rate 0.15% 0.19% 0.20% 0.00% 0.00%
Borrowed Funds Balance 126.5 $      2.1 $         10.1 $       3.3 $         1.9 $
Rate 3.11% 3.20% 3.49% 3.95% 3.60%

APPENDIX
Interest Rate Simulation

• Asset sensitive from an interest rate risk position
• The degree of asset sensitivity is a function of the reaction of competitors to changes in deposit pricing
• Forward curve has a positive impact over 12 months
Source: Bancware model, as of September 30, 2014
* Assumes instantaneous and parallel shift in interest rates based on static balance sheet
Base Blue Forward
Change In:
-200 bp* -100 bp* Case +100 bp* +200 bp* Chip Curve
Net Interest
Income -4.6% -2.0% 0.0% 4.9% 9.8% 1.1% 1.0%
Economic
Value of
Equity
-12.1% -17.7% 0.0% 2.7% 7.8% -0.1% -0.1%

APPENDIX
Expected Amortization

Projected average balance includes the balance of the Indemnification Asset
$ in Millions Q1 2013
Revenues
Amortization
41.6 $       30.3 $
$
13.9 $
Q2 2013 Q3 2013 Q4 2013 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2014 Q1 2015
(17.0) (25.1) $  $         $    $
11.9
(27.7) (18.1) $   (29.1) (97.8) $      (8.7) (70.1) $
Net covered Income $       12.2
Balance 1,424 $    1,224 $
$    $    $   23.0 $       $        93.1 $     $
(22.9) $     (4.0)
$       42.1 $          5.1 $      $           23.0
1,100 $  941 $    1,171 $    846 $    756 $        670 $    573 $         711 504
30.9 $   139.9 25.9 30.2 13.9
$
6.7 $     6.0 5.3 $     7.9 $
$      $
8.0
37.1 $
8.0
(19.3)
2.00%
3.00%
4.00%
5.00%
6.00%
7.00%
8.00%
$0
$300
$600
$900
$1,200
$1,500
Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015
Projected Average Balance Projected Net Yield
$
$
$     $
Projected Average Balances and Net Yields